Exhibit 99.2

Commitment letter

THIS Commitment Letter IS DATED 25 February 2025 AND MADE BETWEEN:

(1)	Ferrari N.V., a Dutch entity, with seat in Amsterdam, the Netherlands, Trade Register number 64060977, (the "Company"); and

(2)	Exor N.V., a Dutch entity, with seat in Amsterdam, the Netherlands, Trade Register number 64236277 (the "Seller").

The parties included under (1) and (2) together referred to as "Parties" and each of them a "Party".

BACKGROUND:

(A)	The issued share capital of the Company consists of common shares with a nominal value of EUR 0.01 (the ''Common Shares'') and of special voting shares with a nominal value of EUR 0.01 (the ''SVS'' and together with the Common Shares in the share capital of the Company, the ''Shares''). The Common Shares are listed on Euronext Milan and on the New York Stock Exchange.

(B)	The Seller holds 44,435,280 Common Shares and 44,435,280 SVS on the date of this commitment letter (the ''Letter''). The Seller is considering selling a limited portion of its stake in the Company by selling a number of Common Shares in an accelerated bookbuild offering process (co-)led by at least one internationally reputable investment bank (the "ABO"). The Seller has invited the Company to participate in the ABO, should the Seller decide to proceed with it.

THE PARTIES AGREE AS FOLLOWS:

1	COMMITMENT, ALLOCATION AND SETTLEMENT

1.1.1	The Company intends to participate in the ABO and hereby irrevocably commits to submit an order in the book, at a price per share equal to the clearing price determined via the ABO with due regard to the closing price of the Common Shares on Euronext Milan on the date of pricing of the ABP and as applicable to all other participants in the ABO (the "Offering Price"), for such number of Common Shares (the "Committed Shares") equal to the lower of (i) ten percent (10%) of the aggregate number of Common Shares sold in the ABO and (ii) a number of Common Shares equal to an aggregate purchase price of EUR 300 million divided by the Offering Price, with the number of Common Shares to be repurchased by the Company being rounded down to the nearest whole number (the "Commitment"), subject to the limits of the Repurchase Authorization (as defined below) and as further specified and on the terms set forth in this Letter.

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1.1.2	The Seller undertakes to allocate the full amount of the Commitment to the Company at the Offering Price in the event the ABO is completed, with due observance of and within the limits of the Repurchase Authorization (as defined below).

1.1.3	The Company's Commitment and repurchase of Committed Shares is subject to the limits of the current repurchase authorization granted by the general meeting of the Company on 17 April 2024 to its board of directors, pursuant to which the Company's board of directors is authorized to repurchase Common Shares representing up to 10% of the Company's issued Common Shares, whereby the price to be paid by the Company for each Committed Share shall be subject to: (i) a minimum of EUR 0.01 per Committed Share and (ii) a maximum equal to 110% of the market price of the shares on the New York Stock Exchange and/or the Euronext Milan (as the case may be), the market price being the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or the Euronext Milan (as the case may be) (the ''Repurchase Authorization'').

1.1.4	The bank(s) executing the ABO on behalf of the Seller shall not charge any fees or expenses to the Company in connection with the purchase order in the ABO and shall transfer or procure the transfer of the Committed Shares to the Company at the Offering Price.

1.1.5	For the avoidance of doubt, the Company's Commitment is conditional upon the launch of the ABO by the Seller. The Seller shall promptly and without delay inform the Company when and if it will decide to proceed with the ABO so that the Company will be able to issue its press release and inform promptly and without delay the market of its participation in the ABO. In addition, nothing in this Letter shall oblige the Seller to proceed with any transaction involving the sale of the Common Shares, including an ABO, to the Company. Any such decision shall be determined by the Seller in its sole discretion and as mentioned above promptly communicated to the Company.

1.1.6	The sale and repurchase of the Common Shares by the Company will be settled in accordance with the terms of the ABO, on a T+2 basis.

1.1.7	Immediately upon pricing of the ABO, the Seller will send a notice, or procure a notice is sent on behalf of the Seller, to the Company indicating the Offering Price, the number of Common Shares allocated to it (the “Company Shares”) and the total amount to be paid by the Company to the Seller in euro (in the form set out the Annex to this Letter).

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2	Communication

The Company will issue its own press release relating to its participation in the ABO following the Seller announcement of the ABO. In addition, the Seller may, subject to proper arrangements on confidentiality being in place, communicate the existence, nature conditions of the Commitment to potential investors as part of the wall-cross exercise to be conducted as part of its evaluation to launch the ABO or not.

3	TERM

The obligations of the Company and the Seller under this Letter shall terminate on the earlier of:

(a)	the Seller notifying the Company that it cancels the ABO that was launched by the Seller; and

(b)	16 March 2025,

provided that Clause 4 (Governing law) shall survive such termination.

4	Governing law

This Letter and any non-contractual obligations arising out of or in connection with it are governed exclusively by Dutch law.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

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THIS commitment letter HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS commitment letter BY:

/s/ Antonio Picca Piccon
Ferrari N.V.
By: Antonio Picca Piccon
Title: Chief Financial Officer

THIS commitment letter HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS commitment letter BY:

/s/ Guido de Boer
Exor N.V.
By: Guido de Boer
Title: Chief Financial Officer

Annex – Form of pricing notice

[…]

Pursuant to Clause 1.1.7, of the commitment letter dated [●] 2025 between [●] and [●] (the “Commitment Letter”), it is hereby confirmed on behalf of the Seller that:

-	The Offering Price is EUR [●];

-	The number of Company Shares allocated to the Company is [●]; and

-	The total amount to be paid by the Company to the Seller through the ABO in euro is [●].

The Seller confirms that the allocation has been made in compliance with Clause 1.1.3 of the Commitment Letter.

The Seller will separately provide settlement details.

Terms defined in the Commitment Letter shall have the same meanings herein.

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